SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

December   , 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:           Sino Green Land Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed August 4, 2010
File No. 333-164006

Ladies and Gentlemen:

Sino Green Land Corporation (the “Company”), is filing amendment No. 4 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 13, 2010.

Compensation of Directors, page 53

1.	Please include in your disclosure the response to comment 10 of our letter dated July 12, 2010 so that is it clear how you arrived at the amount reflected in the table.

Response:  We have included in a paragraph following the table under “Compensation of Directors” a description of the method by which the value of Mr. Goodwin’s stock compensation was computed.

Financial Statements

8. Equity Transactions, pages F-16 – F-18

2.
We read your response to comment seven of our letter dated July 12, 2010.  We do not concur with your assessment as it related to your 2009 warrants.  We do not believe the features of the warrants would qualify for the scope exception to enable you to classify them within equity.  We note your analysis with respect to the “net income” exercise price adjustment feature of the warrants.  However, we are not convinced that they are considered indexed to your own stock since net income is not an input to the calculation of the fair value of the warrants.  Please revise your financial statements and footnotes accordingly.

Response:  The Company has filed amendments to its Form 10-K for the year ended December 31, 2009 and has filed amendments to its quarterly reports to include restated financial statements which address the matters raised in the staff’s comments.  The amendment includes the restated financial statements for the years ended December 31, 2009 and 2008 as well as the nine months ended September 30, 2009.

3.
Further, explain to us in detail the basis behind your proposal to classify the 2008 warrants as a liability prospectively in 2010 as opposed to correcting this apparent accounting error in your 2009 financial statements.  We note you continue to disclose that all warrants are classified within equity on page F-17.  We may have further comment.

Response:  The restated financial statements which are included in the amendment respond to the staff’s comments.

Index to Consolidated Financial Statements, page F-1

4.	Please update your financial statements to include the most recent interim period ended June 30, 2010. See Article 8-08 of Regulation S-X.

Response:  We have included financial statements for the quarters ended September 30, 2010 and 2009 (restated).

We are looking for an effective date on Thursday, December 16, 2010.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Xiong Luo
Xiong Luo
Chief Executive Officer and President

cc:           Asher S. Levitsky P.C.